QUANTUM CORPORATION

224 Airport Parkway, Suite 550

San Jose, CA 95110

February 9, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Corporation – Registration Statement – Form S-3

File No. 333-252609

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantum Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 (File No. 333-252609) (the “Registration Statement”) be declared effective on February 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

QUANTUM CORPORATION

By:	/s/ J. Michael Dodson
J. Michael Dodson
Chief Financial Officer

cc:	James J. Lerner

Regan MacPherson

Davina K. Kaile

Signature Page to SEC Acceleration Request